UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

        REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 OR 15d-16
                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of June, 2006

                            GRUPO TELEVISA, S.A.
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              (Translation of registrant's name into English)

     Av. Vasco de Quiroga No. 2000, Colonia Santa Fe 01210 Mexico, D.F.
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                  (Address of principal executive offices)




     (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

             Form 20-F     X                      Form 40-F
                        -------                              -------

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                Yes                                  No     X
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     (If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g-3-2(b): 82 .)

[LOGO - TELEVISA]                                     PRESS RELEASE
                                                      FOR IMMEDIATE RELEASE
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      GRUPO TELEVISA ISSUES STATEMENT REGARDING UNIVISION BOARD ACTION

New York and Mexico City, June 27, 2006--Grupo Televisa, S.A. ("Televisa"; NYSE:TV; BMV:TLEVISA CPO) is disappointed about the outcome of the Univision auction. Notwithstanding our repeated offers to discuss all aspects of our proposal including price, Univision and its advisers refused to enter into any discussions with us after we submitted our initial bid. Given this action by Univision's board, Televisa has a number of alternatives it is considering.

Moreover, Televisa will vigorously pursue its options to build its potential in the growing U.S. Hispanic marketplace.



Grupo Televisa, S.A., is the largest media company in the Spanish-speaking world and a major participant in the international entertainment business. It has interests in television production and broadcasting, production of pay television networks, international distribution of television programming, direct-to-home satellite services, publishing and publishing distribution, cable television, radio production and broadcasting, professional sports and live entertainment, feature film production and distribution, and the operation of a horizontal internet portal. Grupo Televisa also owns an unconsolidated equity stake in Univision, the leading Spanish-language media company in the United States, and in La Sexta, a free-to-air television venture in Spain.

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TELEVISA INVESTOR RELATIONS CONTACTS:       MEDIA RELATIONS CONTACTS:

MICHEL BOYANCE / ALEJANDRO EGUILUZ          MANUEL COMPEAN
Tel: +52 (55) 5261-2445                     Tel: +52 (55) 5728-3815
Fax: +52 (55) 5261-2494                     Fax: + 52 (55) 5728-3632
ir@televisa.com.mx                          mcompean@televisa.com.mx
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                                            LIN WU/JEREMY FIELDING/SCOTT HYNES
                                            Kekst and Company
                                            Tel: +1 (212) 521-4800

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          GRUPO TELEVISA, S.A.
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                                                   (Registrant)


Dated: June 27, 2006                      By     /s/ Jorge Lutteroth Echegoyen
                                                 ------------------------------
                                          Name:  Jorge Lutteroth Echegoyen
                                          Title: Controller, Vice President